Mail Stop 3030
                                                                 July 31, 2018


     Via E-mail
     John Lai
     Chief Financial Officer
     PetVivo Holdings, Inc.
     5251 Edina Industrial Blvd
     Edina, Minnesota 55439

            Re:      PetVivo Holdings, Inc.
                     Form 10-K for the Fiscal Year Ended March 31, 2017 Filed December 13, 2017
                     Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2017
                     Filed June 27, 2018
                     File No. 000-55167

     Dear Mr. Lai:

            We have reviewed your amendment to the aforementioned referenced filing filed in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
     June 1, 2018 letter.

     General

     1. Tell us when you plan to file your Form 10-K for the fiscal year ended March 31, 2018.

     Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2017

     Item 8. Financial Statements and Supplementary Data, page 27

     2. Please file a full amendment that includes all items of your Form 10-K for the fiscal year ended March 31, 2017 to include the financial statements required under Item 8.
 John Lai
PetVivo Holdings, Inc.
July 31, 2018
Page 2

Signatures, page 48

3. We note that less than a majority of your directors signed below the text of the second paragraph on the Signatures page in response to comment 1. Please file an amendment to your Form 10-K for the fiscal year ended March 31, 2017 that also includes the signature of at least a majority of your directors signing below the text of the second paragraph on the Signatures page.

Exhibit 31.2

4. We note that the introductory paragraph references Cynthia Jenkins, however, this certification is signed by John Lai. Please amend the filing to include a revised 302 certification that references the signing individual in the introductory paragraph.

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.


                                                            Sincerely,

                                                            /s/ Lynn Dicker for

                                                            Kevin J. Kuhar
                                                            Accounting Branch
Chief
                                                            Office of
Electronics and Machinery